Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Amanda Chang
Investor Relations Department
Country/City Code 8862 Tel: 2656-8080
amanda.chang@gigamedia.com.tw

GigaMedia to Seek Shareholder Approval to Effect a Reverse Stock Split to Regain Compliance for Listing on NASDAQ

TAIPEI, Taiwan, November 04, 2015 – GigaMedia Limited (NASDAQ: GIGM) (the “Company”), an online games and computing services provider, today announced that its Board of Directors has authorized the Company to seek shareholder approval to effect a reverse stock split of GigaMedia’s common stock. The reverse stock split is currently anticipated to be in a 1-for-5 ratio. The reverse stock split proposal will be submitted to shareholders at an Extraordinary General Meeting of GigaMedia’s shareholders. An affirmative vote by shareholders will permit the Board to implement the reverse stock split.

Assuming the anticipated ratio, at the effective time of the reverse stock split, every 5 shares of issued and outstanding common stock will be converted into one share of common stock. The reverse stock split affects all of the issued and outstanding common shares, stock options and other equity awards of the Company. The reverse stock split will reduce the number of shares of common stock outstanding from approximately 55.3 million shares to approximately 11.1 million shares.

The primary purpose of the reverse stock split is to bring the Company back into compliance with the minimum bid price requirement on the Nasdaq Capital Market. In order to regain compliance, the minimum bid price per share of the Company’s common stock must be at least $1.00 for at least ten consecutive business days during the additional 180-day grace period, which will end on January 11, 2016.

Additional information will be set out in the Company’s proxy statement which will be delivered to shareholders during the week of November 23, 2015.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The Company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2015.